UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

PHILLIPS 66 PARTNERS LP
(Name of issuer)

Common Units Representing Limited Partner Interests
(Title of class of securities)
718549 207
(CUSIP number)
Paula A. Johnson
Vice President, General Counsel and Secretary
2331 City West Boulevard
Houston, Texas 77042
(855) 283-9237
(Name, address and telephone number of person authorized to receive notices and communications)
February 24, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 2 of 7

1.	Name of Reporting Person: PHILLIPS 66
2.	Check the appropriate box if a member of a group (a) ☑ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares
13.	Percent of class represented by amount in Row 11 74.3%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 3 of 7

1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the appropriate box if a member of a group (a) ☑ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares
13.	Percent of class represented by amount in Row 11 74.3%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 4 of 7

1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the appropriate box if a member of a group (a) ☑ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares
13.	Percent of class represented by amount in Row 11 74.3%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 5 of 7

Explanatory Note: This Amendment No. 8 (this "Amendment") amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by Phillips 66 ("PSX"), Phillips 66 Company ("P66 Company") and Phillips 66 Project Development Inc. ("P66 PDI" and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, Amendment No. 3 dated May 13, 2015, Amendment No. 4 dated May 10, 2016, Amendment No. 5 dated October 14, 2016, Amendment No. 6 dated October 6, 2017, and Amendment No. 7 dated August 1, 2019 (as amended, the "Initial Statement"). Only those items of the Schedule 13D that are being amended herby are included herein.

Item 2.    Identity and Background.
Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction.
Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The Reporting Persons, directly or indirectly, acquired the securities reported herein for investment purposes. The Reporting Persons intend to review their investment in the Partnership on a continuing basis.

Depending on the factors discussed herein, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common Units either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired. In addition, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, engage in discussions with or make proposals to the board of directors of the general partner of the Partnership, other unitholders of the Partnership, and/or other third parties, or encourage, cause or seek to cause the Partnership or any of such persons, to consider or explore extraordinary corporate transactions involving the Partnership, including, among other things: a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the Partnership’s capitalization or distributions, including reductions in the amount of quarterly distributions to holders of Common Units; or other material changes to the Partnership’s business or capital or governance structure. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things: the market for the Common Units, general market and economic conditions, regulatory matters, and tax considerations; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals, or that any such transaction would be successfully implemented.

Item 5.    Interests in Securities of the Issuer.
Item 5 of the Initial Statement is amended and supplemented as follows:

(a) P66 PDI beneficially owns 169,760,137 Common Units, representing approximately 74.3% of the Issuer’s outstanding Common Units. The percentage of limited partner interests owned by P66 PDI is based upon 228,340,146 Common Units outstanding as of February 24, 2021, based on information provided by the Issuer. P66 Company owns all of the common stock of P66 PDI and PSX owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to share beneficial ownership of the Common Units held by P66 PDI.

CUSIP NO. 718549 207	Schedule 13D/A	Page 6 of 7

Item 7. Material to be Filed as Exhibits.
     Exhibit No.         Description
1            Joint Filing Agreement

CUSIP NO. 2718549 207	SCHEDULE 13D/A	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021	PHILLIPS 66
	By:	/ S / Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary

Dated: February 24, 2021	PHILLIPS 66 COMPANY
	By:	/ S / Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary

Dated: February 24, 2021	PHILLIPS 66 PROJECT DEVELOPMENT INC.
	By:	/ S / Paula A. Johnson
Paula A. Johnson
Vice President

Schedule I

Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
Greg C. Garland	Chairman of the Board, Chief Executive Officer and President of Phillips 66	U.S.
Gary K. Adams	Director, Phillips 66	U.S.
Julie L. Busman	Director, Phillips 66	U.S.
Lisa Ann Davis	Director, Phillips 66	U.S.
Charles M. Holley	Director, Phillips 66	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Harold W. McGraw III	Director, Phillips 66	U.S.
Denise L. Ramos	Director, Phillips 66	U.S.
Glenn F. Tilton	Director, Phillips 66	U.S.
Victoria J. Tschinkel	Vice-Chairwoman of 1000 Friends of Florida	U.S.
Marna C. Whittington	Director, Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board, Chief Executive Officer and President	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary	U.S.
Brian M. Mandell	Executive Vice President, Marketing and Commercial	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and Chief Financial Officer	U.S.
Timothy D. Roberts	Executive Vice President, Midstream	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Judith A. Vincent	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board, Chief Executive Officer and President	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary	U.S.
Brian M. Mandell	Executive Vice President, Marketing and Commercial	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and Chief Financial Officer	U.S.
Timothy D. Roberts	Executive Vice President, Midstream	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Judith A. Vincent	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Timothy D. Roberts	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Brian M. Mandell	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
Robert S. Bryce	Vice President	U.S.
Benjamin Hur	Vice President	U.S.
Michael J. Wirkowski	Vice President	U.S.
Chukwuemeka A. Oyolu	Vice President	U.S.
Judith A. Vincent	Vice President and Treasurer	U.S.
Heather B. Crowder	Vice President and General Tax Officer	U.S.
Julie P. Pradel	Vice President and Secretary	U.S.